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Exhibit 12.3

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2004	2003
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,871	$1,845
Add: estimated fixed charges	686	687
Add: estimated amortization of capitalized interest	12	13
Less: interest capitalized	(12)	(12)

Total earnings available for fixed charges	$2,557	$2,533

Estimate of interest factor on rentals	$75	$92
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	599	583
Interest capitalized	12	12

Total fixed charges	$686	$687

Ratio of earnings to fixed charges	3.7	3.7

(1)
Interest expense includes only interest related to long-term borrowings and capital lease obligations.

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  Exhibit 12.3